UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

SCHEDULE 14F-1

INFORMATION STATEMENT PURSUANT TO

14(f) OF THE SECURITIES EXCHANGE ACT OF 1934

AND RULE 14f-1 THEREUNDER

Commission file number: 333-165526

USChina Taiwan, Inc.

(Exact name of registrant as specified in its charter)

Nevada	27-2039490
(State of Incorporation)	(IRS Employer ID No.)

USChina Taiwan, Inc.

c/o Public Equity Group Inc

9900 Corporate Campus Dr. Suite 3000

Louisville, KY 40223

(Address of Principal Executive Offices)

(502) 657-6005

(Registrant’s Telephone Number, Including Area Code)

Taiwan:    16F-5, No. 78-17, Sec. 2 Zhong Gang Rd. Taichung, Taiwan

(Former name or former address, if changed since last report)

INTRODUCTION

This Information Statement is being mailed on or about January 15, 2013, to the holders of record at the close of business on December 31, 2012 (the “Record Date”) of common stock, par value $0.001 per share (“Common Stock”) of USChina Taiwan, Inc., a Nevada corporation (“the Company” or “USCHINA”), in connection with the change of control and composition of the Board of Directors of the Company pursuant to a Common Stock Purchase Agreement, dated December 5, 2012 (the “Stock Purchase Agreement”) entered into among the Seller’s Representative, who represents each of the persons listed on Exhibit A thereto (collectively, the “Sellers”) and Radtek Co., Ltd (“Radtek”), providing for the purchase by Radtek of 1,107,500 shares of Common Stock, representing 89.73% of the outstanding shares of the Company.  This Information Statement is being furnished pursuant to Section 14(f) of the Securities Exchange Act of 1934 (the “Exchange Act”) and Rule 14f-1 promulgated thereunder.  This Information Statement is being provided solely for informational purposes and not in connection with a vote of the Company’s stockholders.

On the Record Date, there were 60,000,000 authorized shares of Common Stock, of which 1,234,236 shares of Common Stock were issued and outstanding, each of which was entitled to cast one vote per share, and no authorized shares of preferred stock.

WE ARE NOT SOLICITING YOUR PROXY.

NO VOTE OR OTHER ACTION BY THE COMPANY’S SECURITYHOLDERS IS REQUIRED IN RESPONSE TO THIS INFORMATION STATEMENT.

CHANGE OF CONTROL

On December 5, 2012, the Sellers entered into a Stock Purchase Agreement with Radtek pursuant to which Radtek agreed to purchase 1,107,500 shares of Common Stock, representing 89.73% of the outstanding shares of the Company, for a purchase price of $370,000.00.  The transactions contemplated by the Stock Purchase Agreement were closed and completed on December 31, 2012.  Pursuant to the terms of Stock Purchase Agreement, the sole director of USCHINA agreed to resign at the end of the ten day period of time mandated by Rule 14f-1 under the Exchange Act, resulting in a change in the majority of the Board of Directors and a change in control. He also agreed to resign his offices as President, Principal Executive Officer, Treasurer, Chief Financial Officer and Principal Accounting Officer as of December 31, 2012.

.The foregoing summary of selected provisions of the Stock Purchase Agreement does not purport to be complete and is qualified in its entirety by reference to the Stock Purchase Agreement, a copy of which is included as an exhibit to the USCHINA’s Form 8-K dated on or about January 21, 2013, which will be filed with the U.S. Securities and Exchange Commission

Andrew Chien resigned from his position as Secretary on December 31, 2012.  Ching-Sang Hong resigned from his positions as President, Principal Executive Officer, Treasurer, Chief Financial Officer and Principal Accounting Officer on December 31, 2012, and will resign from his position of Director effective with the termination of the ten day period mandated by Rule 14f-1.   JaeChan Kim was elected to the Board of Directors and appointed to the offices of Chairman of the Board, Director, President, Chief Executive Officer, Chief Financial Officer and Secretary effective December 31, 2012. The ten day period referred to above commences on the mailing of this Schedule 14F-1 to shareholders of USCHINA.

BENEFICIAL OWNERS AND MANAGEMENT

The following tables set forth as of December 31, 2012, the number of shares of the Company’s Common Stock owned of record or beneficially by each person known to be the beneficial owner of 5% or more of the issued and outstanding shares of the Company’s voting stock, and by each of the Company’s directors and executive officers and by all its directors and executive officers as a group.

Except as otherwise specified below, the address of each beneficial owner listed below is 665 Ellsworth Avenue, New Haven, CT 06511.

Ownership of Principal Stockholders

Title of Class	Name and Address of Beneficial Owner	Amount and Nature of Beneficial Owner(1)	Percent of Class (1)
Common Stock	Andrew Chien 665 Ellsworth Avenue New Haven, CT 06511	0	0%
Common Stock	Ching-Sang Hong 665 Ellsworth Avenue New Haven, CT 06511	0	0%
Common Stock	Radtek Co., Ltd 3rd Floor, Taejoon b/d, 341-2 Jangdae-dong, Yuseong-gu Daejeon 305-308, Korea	1,107,500	89.73%

(1)   Includes shares that any beneficial owner has the right to acquire within 60 days, from options, warrants, rights, conversion privilege or similar obligations.

Security Ownership of Management

The following table sets forth the share holdings of management as of the date of December 31, 2012, based upon 1,234,236 shares being outstanding as of the date of hereof:

Ownership of Management

Title of Class	Name and Address of Beneficial Owner	Amount and Nature of Beneficial Owner(1)	Percent of Class (1)
Common Stock	Andrew Chien 665 Ellsworth Avenue New Haven, CT 06511	0	0%
Common Stock	Ching-Sang Hong 665 Ellsworth Avenue New Haven, CT 06511	0	0%
Common Stock	JaeChan Kim, President (2) Radtek Co., Ltd 3rd Floor, Taejoon b/d, 341-2 Jangdae-dong, Yuseong-gu Daejeon 305-308, Korea	1,107,500	89.73%

(1)   Includes shares that any beneficial owner has the right to acquire within 60 days, from options, warrants, rights, conversion privilege or similar obligations.

(2) JaeChan Kim would be deemed the beneficial owner of shares owned by Radtek Co., Ltd under Rule 13d-2 under the Exchange Act.

All Directors and Executive Officers as a Group (Three Persons)

As of December 31, 2012, we have two directors who occupy all of the executive offices of USCHINA. Ching-Sang Hong is one of our directors and he owns no shares of common stock. JaeChan Kim is our other director and he beneficially owns 1,107,500 shares of our common stock, representing 89.73% of the 1,234,236 issued and outstanding shares of common stock.

DIRECTORS AND EXECUTIVE OFFICERS

To the best of the Company’s knowledge, immediately prior to the Closing, JaeChan Kim was not a director, did not hold any position with the Company, nor had they been involved in any transactions with the Company or any of its directors, executive officers, affiliates or associates which would be required to be disclosed pursuant to the rules and regulations of the U.S. Securities and Exchange Commission.  To the best of the Company’s knowledge, none of such persons has been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors, nor has he or she been a party to any judicial or administrative proceeding during the past five years that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws, except for matters that were dismissed without sanction or settlement.

To the Company’s knowledge, no director, officer or affiliate of the Company, and no owner of record or beneficial owner of more than five percent (5%) of the securities of the Company, or any associate of any such director, officer or security holder is a party adverse to the Company or has a material interest adverse to the Company in reference to pending litigation.

The names of the officers and directors of the Company following Closing and the appointments and resignations described above, as well as certain information about them are set forth below:

Name	Age	Position(s) with the Company
JaeChan Kim	73	Chairman of the Board, Director, President, Chief Executive Officer, Chief Financial Officer and Secretary (1)

Ching-Sang Hong	54	Chairman of the Board, Director, President, Chief Executive Officer, Chief Financial Officer and Secretary – Resigning from all positions (except Director) on December 31, 2012 (3) and to resign from his Director position on expiration of the Rule 14f-1 notice period(4)
Andrew Chien	67	Secretary – Resigning position(3)(4)

(1) Appointed to these positions on December 31, 2012.

(2) To be appointed to these positions upon the expiration of the Rule 14f-1 notice period.

(3) Resigned from these positions on December 31, 2012.

(4) To resign from these positions upon the expiration of the Rule 14f-1 notice period.

Ching-Sang Hong, 54, Director. He is the owner of Crown Assets Administrative LLC, a business registered in Taiwan in 1998, engaging in the business management consulting. Since April 2008, he is the Chief Secretary of Ma-Friend organization, which was organized for the election of President Ma, Ying-Jeou, Republic of China (Taiwan). From May 2001 to October 2007, he was hired by Department of Marketing and Sales, Ford Motor Company, Dearborn, MI 48126 as a Customer Database Production Support Manager. From March 2000 to May 2001, he was the vice president of international sale of City Network, Taipei Taiwan. He got his Bachelor degree of Mechanical Engineering in National Cheng-Kung University, Tainan, Taiwan, in May 1981 and finished his Master Degree of Computer Science in University of Texas at El Paso, Texas, in July 1987.

Andrew Chien, 67, Former Secretary. Financial consultant for USCHINA’s reverse merger, prepared SEC form filings; he formed USChina Venture I Inc and USChina Venture II Inc. Both are Form 10 voluntary reporting companies. He was President & CFO of USChina Channel Inc from 2006 to December 31, 2010 which is quoted on the OTCBB since 2008. He also owns USChina Channel LLC, which was established in January 2006.

JaeChan Kim.  73, Director, President, Principal Executive Officer, Treasurer, Chief Financial Officer and Principal Accounting Officer. Mr Kim is also the CEO of RadTek Co., Ltd in their Korean and worldwide operations. He has a vast background in business development and. His experiences include being the General Manager of Statistics and Planning for the Armed Forced Combined Hospital in Kwangju, Korea. Company Commander of Homeland Reserve Forces at the School of Medical & Science at Cheonnam National University, Kwangju, Korea. Director of General Affairs and Accounting for Korea Rural Community Corporation. Director of Accounting for Sinbaram Travel Agency. He is a graduate of Chosun University College of Law, South Korea.

BOARD OF DIRECTORS’ MEETINGS AND COMMITTEES

The Board of Directors of the Company did not hold any meetings during the period from March 31, 2012, through December 31, 2012, but instead took action solely by unanimous written consent throughout the year.  The Company presently does not have an audit committee, compensation committee or nominating committee.  The Company does not have an audit committee charter or a charter governing the nominating process as the management of the Company believes that until this point it has been premature at the early stage of the Company’s management and business development to form an audit, compensation or nominating committee.  However, the new management of the Company may form an audit, compensation and nominating committee in the future.  Until these committees are established, these decisions will continue to be made by the Board of Directors.  Although the Board of Directors has not established any minimum qualifications for director candidates, when considering potential director candidates, the Board considers the candidate’s character, judgment, skills and experience in the context of the needs of the Company and the Board of Directors.

The Company’s Board of Directors does not currently provide a process for stockholders to send communications to the Board of Directors as its management believes that until this point it has been premature given the limited liquidity of the common stock of the Company to develop such processes.  However, the new management of the Company may establish a process for stockholder communications in the future.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

There were no material transactions, or series of similar transactions, during the fiscal years ended March 31, 2011 or 2010,  or to the date hereof, or any currently proposed transactions, or series of similar transactions, to which we or any of our subsidiaries was or is to be a party, in which the amount involved exceeded the lesser of $120,000 or one percent of the average of our total assets at year end and in which any director, executive officer or any security holder who is known to us to own of record or beneficially more than 5% of any class of our common stock, or any member of the immediate family of any of the foregoing persons, had an interest.  No Directors or Officers were owed any monies, for advances made to us for expenses that we know of upon closing of the share purchase agreement.

EXECUTIVE COMPENSATION

Summary Compensation Table

The following Summary Compensation Table sets forth, for the years indicated, all cash compensation paid, distributed or accrued for services, including salary and bonus amounts, rendered in all capacities by the Company’s chief executive officer and all other executive officers who received or are entitled to receive remuneration in excess of $100,000 during the stated periods.

SUMMARY COMPENSATION TABLE

Name of Officer	Year	Salary	Bonus	Stock Awards	Option Awards	Non-Equity Incentive Plan Compensation	Nonqualified Deferred Compensation	All Other Compensation	Total

Ching-Sang Hong*	2010	--	--	--	--	--	--	--	--
President &	2009	--	--	--	--	--	--	--	--
Director	2008	--	--	--	--	--	--	--	--
Andrew Chien*	2010	--	--	--	--	--	--	--	--
Secretary &	2009	--	--	--	--	--	--	--	--
Director	2008	- -	--	--	--	--	--	--	- -

* Management has devoted their services to the Company’s development in these years, and agreed to receive no salaries or other compensation until the Company makes a profit

Option Grants in Last Fiscal Year

There were no options granted to any of the named executive officers during the year ended March 31, 2012.

During the year ended March 31, 2011, none of the named executive officers exercised any stock options.

Employment Agreements

The Company has no employment agreements with any of its employees.

Equity Compensation Plan Information

The Company currently does not have any equity compensation plans; however the Company is currently deliberating on implementing an equity compensation plan.

Directors’ and Officers’ Liability Insurance

The Company currently does not have insurance insuring directors and officers against liability; however, the Company is in the process of investigating such insurance.

SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act, as amended, requires the Company’s directors and executive officers, and persons who own more than 10% of the Company’s equity securities which are registered pursuant to Section 12 of the Exchange Act, to file with the SEC initial reports of ownership and reports of changes in ownership of equity securities of the Company. Officers, directors and greater than 10% stockholders are required by SEC regulations to furnish the Company with copies of all Section 16(a) reports they file.  To the best knowledge of USCHINA based on the filings made, during fiscal year 2012, the officers, directors and 10% stockholders of the Company filed all Section 16(a) reports they are required to file on a timely basis.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, USChina Taiwan, Inc. has duly caused this report to be signed by the undersigned hereunto authorized.

                               Date: December 31, 2012

                                                                                                                   USChina Taiwan, Inc.

                                                                                                                                                                             By: /s/ JaeChan Kim

                                                                                                                     JaeChan Kim

                                                                                                                    President and CEO